MAG SILVER CORP. (An exploration stage company) Management Discussion & Analysis For the period ended September 30, 2009
Dated: November 13, 2009

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 328 550 Burrard Street Vancouver, BC V6C 2B5	604 630 1399 phone 866 630 1399 toll free 604 484 4710 fax	TSX: MAG NYSE-A: MVG www.magsilver.com info@magsilver.com

DESCRIPTION OF BUSINESS

MAG Silver Corp. (“we”, “MAG” or the “Company”) is a company focused on the acquisition, exploration and development of district scale projects located in the Mexican silver belt.  We are based in Vancouver, British Columbia, Canada.  Our common shares trade on the Toronto Stock Exchange under the symbol MAG and on the NYSE Amex under the symbol MVG.  The Company is a “reporting issuer” in the Provinces of British Columbia, Alberta and Ontario and is a “reporting foreign issuer” in the USA.

The following management discussion and analysis (“MD&A”) of MAG focuses on the financial condition and results of operations of the Company for the nine months ended September 30, 2009 and 2008.  It is prepared as of November 13, 2009 and should be read in conjunction with the unaudited consolidated financial statements for the nine months ended September 30, 2009, together with the notes thereto and the audited consolidated financial statements for the year ended December 31, 2008, together with the notes thereto.  All dollar amounts referred to in this MD&A are expressed in Canadian dollars except where indicated otherwise.

The Company believes it is a Passive Foreign Investment Company (“PFIC”), as that term is defined in Section 1297 of the Internal Revenue Code of 1986, as amended, and believes it will be a PFIC for the foreseeable future.  Consequently, this classification may result in adverse tax consequences for U.S. holders of the Company’s Common Shares. For an explanation of these effects on taxation, U.S. shareholders and prospective U.S. holders of the Company’s common shares are encouraged to consult their own tax advisers.

The volatile global economic environment since mid-year 2008 has caused a more uncertain environment for the Company’s securities.  The Company remains financially strong and will monitor the risks and opportunities of the current environment carefully. Other risks and uncertainties faced by the Company are listed under “Risks and Uncertainties” below and under “Risk Factors” in the Company’s Annual Information Form (“AIF”).

In December of 2008, London Stock Exchange listed Fresnillo plc announced an intention to bid for all of the outstanding shares of MAG.  Fresnillo, an insider by virtue of its ownership of 19.8% of MAG, was in the unique position of also being the majority interest holder in, and the operator of, the joint venture company Minera Juanicipio S.A. DE C.V. ("Minera Juanicipio").  On June 18, 2009, in connection with MAG's formal application to the Ontario Securities Commission (“OSC”) to compel Fresnillo to produce critical information needed to complete the independent valuation report for the non-Fresnillo shareholders of the Company as required by Multilateral Instrument 61-101, the OSC ordered Fresnillo to provide discovery of documents and email records that were germane to Fresnillo's repeated assertions that critical documents concerning Fresnillo's regional development plans adjacent to the Juanicipio joint venture property and other information required in connection with the independent valuation of MAG and repeatedly requested by the independent valuator do not exist.  Within two working days of this order Fresnillo withdrew their hostile bid, obviating their need to comply with the order.

In response to Fresnillo’s intended hostile bid, MAG chose to accelerate its own 2009 exploration program with the aim of unlocking additional shareholder value from its own portfolio of exploration properties.  To that end MAG essentially completed its full 2009 budgeted exploration program for its own properties during the first 6 months of 2009.  Results of the program indicate that Lagartos SE, Cinco de Mayo and Salemex projects have been advanced and are worthy of further exploration work going forward.  At Cinco de Mayo an extensive, near surface molybdenum and gold deposit has been discovered and work continues to expand and delineate that discovery at the time of writing.

On August 19, 2009 independent engineering firm Wardrop, a Tetra Tech Company, (“Wardrop”) delivered a NI 43-101 scoping study on the Valdecañas Vein. Commissioned by Minera Juanicipio, this preliminary economic assessment for a standalone operation demonstrated very positive economics, even without taking into account the benefit of potential regional synergies from developments completed and/or recently announced on the adjoining property owned by Fresnillo.

See “Review of Operations and Projects” below for more detail on the Company’s exploration activities.

2/16

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the period ended September 30, 2009

Except for historical information contained in this MD&A, the following disclosures are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or are future oriented financial information and as such are based on an assumed set of economic conditions and courses of action.  These may include estimates of future production levels, expectations regarding mine production and development programs and capital costs, expected trends in mineral prices and statements that describe future plans, objectives or goals.  There is significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as discussed under “Risks and Uncertainties” in this MD&A and other risk factors and forward-looking statements listed in the Company’s most recently filed Annual Information Form ("AIF").  More information about the Company including its AIF and recent financial reports are available on SEDAR at www.sedar.com and on SEC’s IDEA website at http://idea.sec.gov.

Unless otherwise specifically noted herein, all scientific or technical information in this MD&A, including resource estimates was based upon information prepared by or under the supervision of Dr. Peter Megaw, Ph.D., C.P.G., a certified professional geologist who is a “Qualified Person” for purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“National Instrument 43-101”).

Cautionary Note to Investors Concerning Estimates of Indicated Resources

This MD&A uses the term "Indicated Resources".  MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This MD&A uses the term "Inferred Resources". MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves. In addition, "Inferred Resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under Canadian National Instrument 43-101. Investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

FINANCIAL PERFORMANCE

At September 30, 2009, the Company had cash and cash equivalents on hand of $30,491,397 versus $59,195,741 for the period ended September 30, 2008.  The Company’s cash and cash equivalents are largely due to a financing completed late in 2007 and warrant exercises completed early in 2008.  On November 27, 2007, the Company closed a bought deal private placement of 3.0 million common shares of the Company at a price of $15.50 per share for gross proceeds of $46.5 million.  In February 2008 all outstanding warrants were exercised for gross proceeds of $11.37 million.

After deducting interest earned for the period ended September 30, 2009 of $256,279, compared to interest earned of $1,650,833 for the period ended September 30, 2008, the loss for the period ended September 30, 2009 was $10,830,777 compared to a loss for the same period in 2008 of $4,262,146.  The third quarter loss includes a mineral property write-off (Sierra Ramirez) of $3,687,927 (2008: $1,221,019) and $1,260,945 (2008: $2,445,726) as a non-cash charge for stock compensation expense.  Excluding the mineral property write-off and stock compensation expenses, the net loss during the period amounted to $5,881,905 (2008: $595,401).  See “Review of Operations and Projects” below for more details.

3/16

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the period ended September 30, 2009

The fair value of stock-based compensation and the resulting expense amount for the Company is estimated using the Black-Scholes-Merton option valuation model.  The expense is then recorded in operations or capitalized against properties over the vesting period of the options.  This option pricing model uses various data inputs such as: if dividends are paid, the weighted average volatility of the Company’s shares price, an annual risk-free interest rate, an expected term of the option, as well as the market price of the Company’s shares.

General and administrative expenses for the period ended September 30, 2009, not including mineral property write-offs or stock compensation expenses, amounted to $6,138,184 compared to $2,246,234 in the same period of 2008.  Increases occurred in audit and accounting fees (2009: $247,734 versus 2008: $212,354) due to regulatory compliance work in Canada, the United States and Mexico and as a result of management’s decision to implement quarterly review engagements by the Company’s auditors.  Filing and transfer agent fees increased in the period (2009: $192,712 versus 2008: $144,694) generally as a result of filings relating to takeover bid defense.  General office expenses amounted to $555,561 for the period as compared to $312,851 in 2008, the increase being mainly due to insurance costs increasing by $75,693 and property investigation costs increasing by $144,563. The 2009 Annual General and Special meeting costs of $219,854 (2008: $96,960) were higher this period due to an expense of $203,859 for proxy solicitation services (2008 – nil).  The increased costs caused by the use of a proxy solicitation specialist were offset in part by a reduction in annual report preparation and filing agent costs of approximately $80,367 as compared to 2008.  Legal fees increased for the nine month period to $2,656,871 (2008: $239,110) due to the Company’s successful defensive efforts in reaction to Fresnillo plc’s intended hostile bid for 100% ownership of the Company.  Management and consulting fees increased during the period to $974,267 (2008: $925,971) due to annual salary increases.  Shareholder relations costs were higher for the period (2009: $596,082 versus 2008: $229,617) due to shareholder communication efforts regarding the intended hostile bid by Fresnillo, including $54,833 (2008: nil) for professional public relations services.  Travel costs increased for the quarter (2009: $214,038 versus 2008: $173,082) for travel to Mexico related to both the valuation process for Fresnillo’s intended hostile bid and an increased number of technical and corporate meetings related to Minera Juanicipio.

During the period ended December 31, 2008, the Company entered into new or amended employment agreements with three officers, one of who is a director as well, and three key employees.  These new or amended agreements include change of control provisions.  Should a change of control of the Company occur after September 30, 2009, the change of control compensation for these six employees would amount to an aggregate of approximately $1.59 million.  During the year ended December 31, 2008 and the period ended September 30, 2009 the Company entered into retention agreements with six non-executive directors of the Company.  These agreements include change of control provisions.  Should a change of control of the Company occur after September 30, 2009, the change of control compensation for these six directors would amount to an aggregate of approximately $240,000.

Other smaller items account for the balance of general and administrative costs for the period.  The Company occupies office space and receives administrative services on a contract basis.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected quarterly financial information for each of the last eight (8) quarters:

Quarter Ending	Revenue(1)	Net Loss(2)	Net Loss per share
September 30, 2009	$66,189	$(1,284,316)	$(0.03)
June 30, 2009	$51,365	$(4,384,704)	$(0.09)
March 31, 2009	$138,725	$(5,161,757)	$(0.10)
December 31, 2008	$313,847	$(1,610,743)	$(0.04)
September 30, 2008	$446,078	$(381,128)	$(0.01)
June 30, 2008	$545,586	$(1,091,881)	$(0.02)

4/16

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the period ended September 30, 2009

Quarter Ending	Revenue(1)	Net Loss(2)	Net Loss per share
March 31, 2008	$659,169	$(2,789,137)	$(0.05)
December 31, 2007	$387,939	$(3,364,017)	$(0.07)

Notes:

(1)

The Company’s primary source of revenue during the quarters listed above was interest revenue from GIC’s held by the Company.  The amount of interest revenue earned correlates directly to prevailing interest rates and the amount of cash on hand during the period referenced.

(2)

Net losses by quarter are often materially affected by the timing and recognition of large non-cash expenses or write-offs.  When adjusting these non-cash charges the results for the quarters listed show a more consistent trend, with a general growth in expenses over time that is consistent with the Company’s increased exploration and corporate activities over the periods as described above at “Financial Performance”.

REVIEW OF OPERATIONS AND PROJECTS

During the nine month period ended September 30, 2009, the Company incurred $1,537,943 in property acquisition costs (2008: $964,556).  Exploration expenditures for the same period on MAG’s 100% owned properties amounted to $13,169,566 (2008: $9,828,389).  The increased exploration expenditures for the period reflect accelerated efforts throughout 2009 to advance MAG’s 100%-owned properties. Drilling on these properties (Cinco de Mayo, Salemex, Sierra Ramirez, Lagartos SE and Nuevo Mundo) totaled 68,529 metres.  A further 5,516 metres of drilling was conducted on the Juanicipio property by project operator Fresnillo plc during the 3rd quarter for a total year to date of 15,135.  The Company’s share of these costs was funded through its 44% interest in Minera Juanicipio (see details below).

The following discussion is a summary of, and an update to, disclosure in documentation filed with regulatory agencies and available for viewing under MAG’s profile on the SEDAR website at www.sedar.com and on SEC’s IDEA website at http://idea.sec.gov.

Juanicipio Property

MAG is a 44% partner with Fresnillo plc (56%) in Minera Juanicipio, the joint venture company that owns and operates the Juanicipio property located in the Fresnillo District, Zacatecas State, Mexico.  Since MAG’s mineral discovery there in 2003, the Juanicipio property has been advanced by the joint venture partners into a significant silver deposit.  The Valdecañas Vein hosts the primary deposit on the property, while the Juanicipio Vein and other targets demonstrate potential for further discoveries.

During the nine month period ended September 30, 2009, work included drilling on the Valdecañas and Juanicipio veins as well as on the Encino target.  Returns from the Valdecañas drilling generally confirmed the depth and nature of the bonanza zone, with drilling in the top of the zone returning some insignificant results and near the bottom high gold and base metal values, consistent with the bonanza zone model. Drilling results from the Juanicipio Vein, located 1,000 metres south of Valdecañas, indicate top-out about 100-150 metres deeper than Valdecañas and future targets are being redesigned to test the heart of the bonanza zone at greater depth. The Encino drilling during the quarter proved difficult operationally and results could not confirm it as a separate opposite dipping vein; another possible interpretation has the Encino target being a faulted off-set of the Valdecañas Vein, and that hypothesis is currently being drill tested.

To September 30, 2009, Fresnillo, as the operator, has completed 15,135 metres of drilling on the property.  This represents 72% of the proposed drilling for the year, with both drilling and expenditures consistent with that expected to the end of September 2009.  Details provided on drilling reports 7,786 metres on the Valdecañas Vein to September 30th, with the balance being on the Juanicipio Vein (4,564 metres reported only to August 30th) and on the Encino Structure (2,771 metres reported only to August 30th).  Details of actual drilling metre splits for Juanicipio

5/16

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the period ended September 30, 2009

and Encino for the month of September remain outstanding.  Drilling has begun on “other vein/structural” targets, with several hundred metres completed to September 30, 2009.

For the nine month period ended September 30, 2009 the Company’s 44% share of joint venture expenditures amounted to $1,145,627.  The joint venture continues to execute the 2009 program, on time and on budget.  Presently there are 5 drills in operation.

The Juanicipio Joint Venture held a regularly scheduled quarterly Technical Committee meeting during the quarter to review progress on the 2009 program and discuss future work and direction.  The Technical Committee was assigned the task to review several options that would move more of the inferred resource at Valdecañas to an indicated resource necessary for the preparation of a pre-feasibility study.  Once the program design has been agreed upon by the Technical Committee it will be presented to the Board of Directors of Minera Juanicipio for approval.  MAG will continue to fund its 44% share of any approved joint venture expenditures.  Both the Technical Committee and the Minera Juanicipio board are scheduled to meet again during the next quarter.

Assay results have been received during the quarter for four recent holes. Three of these holes were drilled as part of the planned 2009 infill drilling program designed to define the Valdecañas Vein on one hundred metre centres as well as define the limits of the Bonanza Zone.  The remaining hole was an exploration hole drilled on the Juanicipio Vein.

Valdecañas Vein: The most important results from are from Hole GF, drilled on the extreme western portion of the Valdecañas Vein.  This represents the deepest vein intercept to date with two separate veins being intersected within the main Valdecañas structure.  The first is a 17.0 metre wide zone (13.02 metres true width) carrying 2.4 g/t gold (0.07 opt), 95 grams per tonne silver (2.8 ounces per ton (opt),  1.94% lead and 3.74% zinc.  The second intercept occurs 4.0 metres further down hole and reports 5.15 metres (3.95 metres true width) carrying 2.88 g/t gold (0.08 opt), 104 grams per tonne silver (3.0 ounces per ton (opt), 2.46% lead and 6.01% zinc. These high gold and base metal results are in keeping with the deep location of the hole and the bonanza zone model.

Holes IB (1.65 metres (1.35 metres true width) carrying 733 grams per tonne silver (21.4 ounces per ton (opt), 1.85 g/t gold (0.05 opt), 0.45% lead and 0.26% zinc) and OA (no significant results) were drilled to define the top of the bonanza zone and returned values consistent with expectations for intersections above the zone. (See table below for details.)

Juanicipio Vein: Hole 22P was collared almost 1,200 metres west of the eastern property boundary and represents the most westerly and one of the deepest holes on the Juanicipio Vein to date.    This hole intersected a high grade and narrow vein 0.60 metres wide (0.30 metres true width) carrying 863 grams per tonne silver (25.2 ounces per ton (opt), 6.68 g/t gold (0.19opt), 0.02% lead and 0.02% zinc.  The intersection exhibits the vein textures, gangue mineralogy (barite) and low base metal values characteristic of the uppermost reaches of the bonanza zone.

Drilling has now tracked the Juanicipio Vein for over 1.2 kilometres along strike, with textures and metal values indicating that the vein is being cut at a high level, potentially comparable to the irregular uppermost portions of the Valdecañas Vein.  Results to date indicate that the “top out” of the Juanicipio Vein lies at an elevation 100 to 150 metres deeper than that seen in the Valdecañas Vein, so the next series of planned holes have been redesigned to seek the heart of the Bonanza Zone 100 to 200 metres deeper.

6/16

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the period ended September 30, 2009

Table 1

Hole No	Vein	From	To	Width Metres	Silver g/t	Silver opt	Gold g/t	Lead %	Zinc %	True Width Metres
GF	Valdecañas	899.25	916.25	17.00	95	2.8	2.40	1.94	3.74	13.02
GF	Valdecañas	920.25	925.40	5.15	104	3.0	2.88	2.46	6.01	3.95
IB	Valdecañas	570.75	572.40	1.65	733	21.4	1.85	0.45	0.26	1.35
OA	Valdecañas	589.6	590.3	0.70	10	0.3	0.03	0.00	0.02	0.70
22P	Juanicipio	915.80	916.40	0.60	863	25.2	6.68	0.02	0.02	0.30

Quality Assurance and Control:  The samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facility in Guadalajara, Jalisco, Mexico (Certification ISO 9001).  Samples shipped also include intermittent standards and blanks.  Pulp samples are subsequently shipped to ALS-Chemex Laboratories in North Vancouver, Canada for analysis.  Two extra pulp samples are also prepared and are analyzed (in progress) by SGS Laboratories (Certification ISO 9001) and Inspectorate Laboratories (Certification ISO 9001) (or other recognized lab).  The bulk reject is subsequently sent to CIDT (Center for Investigation and Technical Development) of Peñoles in Torreon, Mexico for metallurgical testing where a fourth assay for each sample is analyze and a calculated head grade is received on the basis of a concentrate balance.  The CIDT also does a full microscopic, XRF and XRD mineralogical analysis.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure.

Encino:  Drilling to date has failed to confirm that Encino represents a vein dipping (north) towards the Valdecañas Vein.  Drilling is in progress to test the hypothesis that the Encino intersection is a faulted off-set of the Valdecañas Vein.

Other Targets:  Drilling has begun to test other vein targets identified in previous drilling and surface mapping.  One drill is operating between the Juanicipio and Valdecañas veins to test a structural target identified by surface work which was possibly intersected in Hole JI-03-02. A second drill is testing a structural target approximately 1.0 kilometres west of the Valdecañas Vein. In 2006, Drill Hole VP-2intersected 1.0 metre of 8.0 g/t gold within this structure which remains otherwise untested.

The overall 2009 exploration program proposes a minimum of 24,000 metres of drilling focused on the Valdecañas Vein, Juanicipio Vein, the Encino structure and new exploration targets. One drill is currently operating on the Juanicipio Vein, two drills are presently turning on the Valdecañas Vein/ Encino structure and two drills are operating on “other targets”.

On August 19, 2009, Wardrop, as independent engineers mandated by Minera Juanicipio, delivered a report entitled, Valdecañas Project – Scoping Study NI 43-101 Technical Report. (A copy of this report can be found on SEDAR in Canada and EDGAR in the United States and further details thereof can be found in the Company's press release dated September 14, 2009 at the Company's website www.magsilver.com or on SEDAR at www.sedar.com). This preliminary economic assessment for development of the Valdecañas Vein demonstrates that the project clearly exhibits excellent and positive economics and the report recommends that the project be advanced to a pre-feasibility study.

The preliminary economic assessment prepared by Wardrop was based on the premise of a standalone operation.  The results demonstrated very positive economics, even though the standalone development scenario is unlikely to

7/16

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the period ended September 30, 2009

occur in its current form and does not take into account the benefit of regional synergies that may occur when production of the deposit is achieved.

Highlights of the study included Wardrop’s base case using a US$10.59 per ounce silver price which resulted in:

•

NPV (Pre tax) for the Project at 5% Discount Rate and (US $10.59 per ounce) estimated at US $671M (MAG's share at 44% estimated at US $295.3M).

•

2.6 year payback period.

•

Pre-Tax Internal Rate of Return (IRR) estimated at 38.5%.

•

3.5 year pre-development period.

•

12.6 year mine life (at 2,350 tonnes per day (tpd) mine rate).

•

CAPEX estimated at US $217M.

•

Operating Cost US $42.28 per tonne milled.

•

Unit Cost per ounce of accountable silver (net of byproduct credits and TTM* charges), US $2.56.

Using a four-year average silver price, the Wardrop case yielded:

•

NPV (Pre tax) for the Project at 5% Discount Rate and 4 year average silver price (US $12.32 per ounce) estimated at US $967M (MAG's share at 44% estimated at US $425.5M).

•

2.2 year payback period.

•

Pre-Tax Internal Rate of Return (IRR) estimated at 48.4%.

•

3.5 year pre-development period.

•

12.6 year mine life at (2,350 tpd mine rate).

•

CAPEX estimated at US $217M.

•

Operating Cost US $42.28 per tonne milled.

•

Unit Cost per ounce of accountable silver (net of byproduct credits and TTM* charges), US $1.77.

*TTM=Transport, Treatment and Marketing charges

Cautionary Note to U.S. Investors: The U.S. Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this document, such as “measured,” “indicated,” and “inferred,” “reserves,” “resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. “Resources” are not “Reserves” and so do not have demonstrated economic viability. U.S. investors are urged to consider closely the disclosure in our U.S. regulatory filings, which may be secured from us, or from the SEC’s website at:  http://sec.gov

Based on the robust returns demonstrated by the study, the Wardrop study recommends that the Juanicipio project proceed to a prefeasibility study.

The Company has spent on its own account or advanced Minera Juanicipio a cumulative total of $9,312,374 for its 44% of acquisition and exploration costs to September 30, 2009 (2008 - $7,001,102).  None of these costs or advances discussed herein takes into account subsequent currency translation adjustments.

Cinco de Mayo Property

The Cinco de Mayo property comprises 22,000 hectares located approximately 190 kilometres north of the city of Chihuahua, in northern Chihuahua Sate, Mexico. Cinco de Mayo is the most advanced of MAG’s five Carbonate Replacement Deposit (“CRD”) style targets.

Drilling at Cinco de Mayo during the third quarter totalled 5,536 metres (year to date 34,456 metres). Most significant of the drilling results for the period was discovery of a high-grade moly-gold zone over substantial widths. Hole 83, a geological target, was the first hole to hit moly-gold mineralization and cut a 56.8 metre section running 0.19% molybdenum with 0.11 ppm gold, including a 17.4 metre section within the lower part of the zone

8/16

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the period ended September 30, 2009

returning 0.47% molybdenum with 0.20 ppm gold.  Hole 130, a geophysical follow-up target to Hole 83, intercepted 75 metres averaging 0.307% molybdenum (Mo), including 34.5 metres averaging 0.637% Mo with 0.140 ppm gold, including 4.65 metres running 1.64% Mo with 0.467 ppm gold.

The significance of this discovery, called the Pozo Seco Moly (gold) Zone, is two-fold: 1) the very high-grade moly (three times the average grade of most moly producers) encountered over bulk mineable widths just below surface suggests the possibility of a standalone moly operation; 2) perhaps more important is that the presence of high-grade molybdenum may indicate proximity to the intrusive centre of Cinco’s silver-lead-zinc mineralization. A proximal moly zone characterizes the San Martin-Sabinas District in Zacatecas, the largest skarn-replacement deposit known in Mexico.

The Pozo Seco discovery warranted immediate follow up with one drill dedicated to a 200-metre grid program. Existing geophysical data is being reprocessed in 3-D, and incorporated with recent geochemical surveys and the ongoing drilling results to establish some early tonnage estimates and provide new drill targets. Also, using state of the art satellite imagery, an ambitious 200x200 km regional 3-D model, covering the entire Cinco property, is being undertaken. Cinco is large, complex and poorly exposed and all these efforts are designed to locate the intrusive source of this rich, widely mineralized system.

To date, the Company has drilled a cumulative 90,331 metres on the property, in 150 holes, and outlined high grade silver/lead/zinc mineralization along approximately 2,000 metres of strike length of the Jose Manto, as well as the new moly-gold zone. The current drilling and geophysical work is part of a $4.0 million budget for exploration work at Cinco de Mayo in 2009.  The Company incurred $6,384,370 in exploration costs at Cinco de Mayo during the period ended September 30, 2009 (2008 - $5,849,174), and a cumulative total of $17,157,406 to September 30, 2009.

The Company released additional favourable drilling results from Pozo Seco in a news release on November 10, 2009 and this release may be viewed on the Company’s website at www.magsilver.com or at www.sedar.com.  Results of step out drilling show significant gold values in association with a high grade molybdenum zone.  Hole CM09-139 is the best of the new holes, returning 0.73 grams Gold with 0.35% Molybdenum over 57.34 metres (18.63 to 75.97 m depth), including 15.27 metres (31.15 to 46.42 m depth) grading 1.66 grams Gold and 0.60% Molybdenum.  Significant results have also been encountered in the three adjoining holes, which combine to show the host environment as a near-surface, flat-lying and well-mineralized breccia. Holes CM09-137 and 138 are angle holes designed to seek a feeder for the flat-lying breccia and both holes intersected possible feeder candidates. The holes reported are the first seven holes out of a proposed 20 hole, 2,000 metre program drilled on a 200 metre grid centred on discovery Hole CM09-130 (75.2 metres of .031% Mo).  An additional twelve holes for which assays are pending have been drilled to date on 200 metre step outs along a north-west to south-east trend.

Lagartos Land Package

Flanking the Juanicipio property MAG owns a 135,000 hectare land package called Lagartos. Two claim groups, Lagartos NW and Lagartos SE, lay northwest and southeast of the Juanicipio Joint Venture along the “Fresnillo Silver Trend”, a large regional structural zone hosting the world class Guanajuato, Zacatecas and Fresnillo epithermal silver-gold vein districts.

In July the Company optioned, from Castle Resources, the 312 hectare San Ramone property adjoining Lagartos SE located in the historic Mala Noche silver vein system. The option agreement calls for a cash advance of US$75,000 and work commitments totaling US$3,250,000 over five years for MAG to acquire a 100% interest subject to a 1.5% Net Smelter Royalty. The San Ramone property, combined with MAG’s existing holdings at Lagartos SE, gives MAG control of a significant portion of the eastern part of the Mala Noche system.

Drilling began immediately on the San Ramone property in July and returned two holes which identified the structural extension of the Las Majadas-Pajarito Hill vein system that MAG has been drilling since early 2009. All drilling at Lagartos SE totaled 5,516 metres for the third quarter period (total for the year to date 20,617 metres) and

9/16

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the period ended September 30, 2009

was similarly successful in encountering the structures but must still find the veins of the Vetagrande and Mala Noche systems.

To date, 42 holes have been drilled in four principal areas within and along the projections of major vein systems in the historic Zacatecas District, which has produced over 1 billion ounces of silver.

The Company incurred $3,070,277 in exploration costs on Lagartos during the period ended September 30, 2009 (2008 - $1,512,529), and a cumulative total of $9,605,667 to September 30, 2009 in exploration costs.  The Company’s budgeted exploration programs at Lagartos for 2009 were approximately $1,300,000.   The Company has accelerated its exploration spending on this project based on results and the acquisition of the San Ramone.

Sierra Ramirez Property

Sierra Ramirez is a large 100%-owned CRD prospect (65 square kilometres) within the Sierra Ramirez District in eastern Durango State, approximately 80 kilometres west of the famous Providencia-Concepcion del Oro, Zacatecas District. Historically, this district has produced high-grade silver ores (1-3 kg/t) from Spanish colonial times to the 1960s.

From 7,944 metres drilled in the first half of 2009, results indicated the Sierra Ramirez mantos were not fed directly from depth, drilling was halted, and exploration costs of $3,687,927 were written down. Though potential lateral sources for the extensive, high-grade historically mined orebodies will be explored, work on the property is currently suspended.

The Company incurred $1,635,337 in exploration costs on Sierra Ramirez during the period ended September 30, 2009 (2008 - $113,105), and a cumulative total of $2,200,608 to September 30, 2009.

Batopilas

The Company has incurred cumulatively $4,874,327 in exploration costs and $1,422,672 in acquisition costs on this 4,800 hectare property in the historic Batopilas native silver mining district in Chihuahua. Work on the property was limited to permitting during the third quarter. The Company incurred $76,730 in exploration costs on Batopilas during the period ended September 30, 2009 (2008 - $1,419,863). The Company has budgeted a $200,000 exploration program at Batopilas for 2009.

Guigui

The Guigui project is a 4,500-hectare property in the Santa Eulalia Mining District, home to the world’s largest CRD camp. The Company has incurred $1,513,708 in exploration costs and $1,576,740 in acquisition costs to date. Strong aerial magnetic anomalies remain to be drilled. The Company incurred $50,779 in exploration costs on Guigui during the period ended September 30, 2009 (2008 - $12,661).  The Company’s budgeted exploration programs at Guigui for 2009 are approximately $135,000.

Other Properties

MAG Silver wholly owns four other properties which remain in good standing.  Other than the Salemex property, these properties received minimal exploration work in the third quarter.

Salemex Property

The Salemex property comprises three claim blocks optioned in June and November of 2008 covering 8,663 hectares in the state of Chihuahua.  Salemex is a hybrid vein/CRD prospect located approximately 30 kilometres north of the Santa Eulalia Mining District, the world’s leading CRD producer.

10/16

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the period ended September 30, 2009

Drilling to date, totaling 4,895 metres in the first half of the year, returned promising gold and silver values. Eight initial holes were drilled in the period by the Company along 2 kilometres of bold vein outcrops at Salemex. The southernmost hole, SM-02, reported 10 grams per tonne (g/t) (0.29 ounces per ton (opt)) gold; 1,735 g/t (50 opt) silver; 3% lead and 1.6% zinc over 0.5 metre vein width.  Hole SM-08, drilled 240 metres north of SM-02 reported 4.7 g/t (0.14 opt) gold; 55 g/t (1.6 opt) silver; 0.75% lead and 1% zinc over 2 metres. Significantly both of these intercepts are high-grade sulphide zones within a quartz-filled vein and breccia zone that ranges from 8 to over 25 metres wide.

Work during the third quarter period focused on acquiring 5,000 hectares of additional ground to the south where results indicated the mineralization was trending. Though results to date have been encouraging time is needed to review the data collected to date and for the next drill targets to be spotted.

The Company incurred $1,000,557 in exploration costs on Salemex during the period ended September 30, 2009 (2008 - $46,036), and a cumulative total of $1,052,631 to September 30, 2009. Budgeted exploration programs for 2009 at Salemex are approximately $885,000.  The Company accelerated its exploration spending on this project based on results.

Nuevo Mundo Property

The 11,762 hectare Nuevo Mundo property is in eastern Zacatecas State and geologically located along a structural trend known to host many CRDs and which hosts all of the Company’s CRD projects (Sierra Ramirez, Guigui and Cinco de Mayo). The Nuevo Mundo property is not far from Goldcorp’s Peñasquito mine and ties onto the eastern boundary of the Camino Rojo gold discovery of Canplats Resources.

Since the first-quarter’s 1,144-metre program proved inconclusive, drilling was halted and has received only limited field work since. Additional exploration for Camino Rojo-style mineralization will require substantial field geological and sampling work before any additional drilling is undertaken.

The Company incurred $427,097 in exploration costs on Nuevo Mundo during the period ended September 30, 2009 (2008: $38,498), and a cumulative total of $493,266 to September 30, 2009.

La Lorena

The Lorena property is located just north of the Guanajuato Silver Mining District within the Fresnillo Silver Trend and was identified from field work as a Juanicipio look-alike and staked in early 2008. The Company’s budgeted exploration programs at La Lorena for 2009 are approximately $140,000. Negotiations to obtain surface drilling access are on-going.

Camino Duro

This 19,760 hectare property in Zacatecas, approximately 80 kilometres north of Juanicipio, was acquired in July 2008 and has received only limited exploration work to date.

OUTLOOK

a) General - The Company continues to explore its properties in Mexico and the Company’s working capital position remains strong.  Exploration since the second quarter is proceeding at a normal pace and review, analysis and assessment work is being brought up to date.

The Company has assessed the carrying values of its mineral properties as a result of current market conditions.  Based on current and expected metals prices and cost structures, management have determined that the carrying value of the Company’s mineral properties at period end have not been impaired.  Management reviews the deferred acquisition and exploration costs of its mineral properties regularly.  In the event that market conditions and/or exploration results indicate that the carrying value of a mineral property likely exceeds its value in trade or its possible commercial mineral value, an impairment of that mineral property may be required.

11/16

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the period ended September 30, 2009

For the Juanicipio Project, see a discussion regarding outlook above at “Review of Operations – Juanicipio Property”.

b) Going Forward - At the time of writing, an ICC arbitration proceeding with Fresnillo is ongoing and there will be associated legal and administrative costs going forward.  See details below under the heading “Other Items”.  The costs associated with this proceeding are expected to be significantly lower than the legal and administrative costs experienced in the nine month period ended September 30, 2009.  At present management is also in the process of preparing a revised exploration budget for the Company’s 100% owned properties for the balance of 2009 and into 2010.  Once again, the rate of expenditure is expected to be significantly reduced from the pace set in the first six month period of the year.

OUTSTANDING SHARE DATA

The Company’s authorized capital consists of an unlimited number of common shares without par value.  As at November 12, 2009, the following common shares and stock options were outstanding:

	Number of	Exercise	Remaining
	Shares	Price ($)	Life (mos/years)
Capital Stock	49,316,569
Stock Options	3,697,358	$1.00 - $14.70	6 mos to 5 years
Diluted	53,013,927

LIQUIDITY AND CAPITAL RESOURCES

At November 12, 2009 the Company had 49,316,569 issued and outstanding common shares.  At September 30, 2009 the Company had 49,273,769 common shares issued and outstanding (2008 – 49,155,566 common shares).  The Company issued a total of 118,203 common shares during the nine month period ended September 30, 2009 for cash proceeds of $327,315 (2008: 2,201,370 for cash proceeds of $12,852,195).  In the nine months ended September 30, 2009 there were no shares (2008 – Nil) issued for mineral properties.  The Company’s primary source of capital has been from the sale of equity.  At September 30, 2009 the Company had cash and cash equivalents on hand of $30,491,397 (2008: $59,195,741). The primary use of cash during the period was for mineral property acquisition and exploration expenditures of $14,707,509 (2008: $10,431,945), management and consulting fees of $974,267 (2008: $925,971), other general and administrative expenses of $5,163,916 (2008: $1,320,263) and investment in the Juanicipio Joint Venture of $1,145,627 (2008: $1,052,741).  The Company makes cash deposits to Minera Juanicipio from time to time as cash called by operator Fresnillo plc.  In the period $998,912 was issued to Minera Juanicipio for the Company’s share of approved programs.  The Company had $31,907,471 in working capital as at September 30, 2009 compared to $60,754,024 at September 30, 2008.   Current liabilities of the Company at September 30, 2009 amounted to $1,174,859 (2008 - $841,529), mostly attributable to accrued legal and exploration (drilling) expenses.

The Company has the option to make further acquisition payments of $1,960,000 over the next five years ($60,000 in current year; $600,000 over the next two years; and $1.3 million over years four and five) if it wishes to complete its acquisition of the Salamex property.  The Company has no other property payments, optional or required.

Subsequent to quarter end the Company signed a new five year office lease for premises it plans to occupy effective January 1, 2010 and is obligated to pay approximately $752,248 over the term of this lease.

The Company currently has sufficient working capital to maintain all of its properties and planned programs for a period in excess of two years.  In management’s opinion, the Company is able to meet its ongoing current obligations as they become due. Based on exploration results, the Company will select only certain properties to complete option and purchase arrangements on. The Company expects to raise equity capital as it is needed.  However, there is no assurance that additional funding will be available to the Company and it may again become dependent upon the

12/16

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the period ended September 30, 2009

efforts and resources of its directors and officers for future working capital. Management refers the reader to Notes 9 and 10 of the annual financial statements for the year ended December 31, 2008.

In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in Mexican Pesos. The Company also has cash and certain liabilities denominated in United States dollars.  As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates.

OTHER ITEMS

The Company is unaware of any undisclosed liabilities or legal actions against the Company and the Company has no legal actions or cause against any third party at this time other than as follows:

In November and December 2008 the Company notified Fresnillo of various concerns arising under the Shareholders Agreement dated October 10, 2005 which governs the Minera Juanicipio joint venture company (the "Shareholders Agreement").  One such concern related to Fresnillo’s acquisition of shares in the Company and Fresnillo’s December 1, 2009 announcement of their intention to launch a hostile bid for all of the outstanding shares of the Company.  It has always been the Company’s position that an unsolicited hostile bid by Fresnillo is prohibited by the terms of the Shareholders Agreement.  In response to Fresnillo’s hostile action and certain other alleged violations of the Shareholders Agreement, the Company undertook certain defensive steps, including the activation of the dispute resolution provisions of the Shareholders Agreement.  Following unsuccessful attempts to resolve the disputes with Fresnillo through negotiations or mediation, on May 8, 2009 the Company announced that it had filed a formal request for arbitration with the International Court of Arbitration of the International Chamber of Commerce.  The Company is seeking a ruling as to whether or not Fresnillo may acquire control of the Company on a hostile basis in breach of the standstill provisions contained in the Shareholders Agreement and is also seeking relief in relation to other alleged violations by Fresnillo as operator under the Shareholders Agreement.  On September 29, 2009, the ICC confirmed that an arbitral tribunal consisting of three arbitrators was constituted to hear the arbitration.  It is anticipated that the Terms of Reference setting out the procedure and timetable for the arbitration will be established in the next quarter.  At this time the matter is proceeding in accordance with the timelines established by the ICC.

The Company is unaware of any condition of default under any debt, regulatory, exchange related or other contractual obligation.

ADDITIONAL DISCLOSURE

Trend Information

Other than the obligations under the Company's property option agreements, there are no demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company's liquidity either increasing or decreasing at present or in the foreseeable future.  The Company will require sufficient capital in the future to meet its acquisition payments and other obligations under property option agreements for those properties it considers worthy to incur continued holding and exploration costs upon.  The need to make such payments is a “Trend” as it is unlikely that all such obligations will be eliminated from the Company’s future business activities.  The Company intends to utilize cash on hand in order to meet its obligations under property option agreements until at least December 31, 2010.

The scale and scope of the Juanicipio project could require development capital in the years ahead exceeding the Company’s on hand cash resources.  It is unlikely that the Company will generate sufficient operating cash flow to meet these ongoing obligations in the foreseeable future. Accordingly the Company may need to raise additional capital by issuance of equity in the future.  At this time the Company has no plan or intention to issue any equity or any debt in order to raise capital.

13/16

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the period ended September 30, 2009

RISKS AND UNCERTAINTIES

The Company’s securities should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company, including the risk factors discussed under the heading “Risk Factors” in the Company’s most recently filed AIF available on SEDAR at www.sedar.com and http://idea.sec.gov/idea.

The volatile global economic environment has created uncertainty since mid-year 2008.  The Company remains financially strong and will monitor the risks and opportunities of the current environment carefully.  These macro-economic events have negatively affected the mining and minerals sectors in general.  Although these circumstances may improve over the longer term, the Company will consider its business plans and options carefully going forward.  Other risks and uncertainties faced by the Company are listed under “Risks and Uncertainties” above and under “Risk Factors” in the Company’s most recently filed AIF. The Company’s intends to preserve its cash balances where possible.

At September 30, 2009, the Company had a receivable of $1,917,316 from the Mexican government for value added tax (“IVA”).  During the nine month period ended September 30, 2009 the Company received $1,852,033 from the Mexican government for value added tax.   Although full recovery is expected by management, recoveries to date have been intermittent.  The Company has discussed its outstanding IVA receivables with the Mexican authorities and there is no reason to believe these amounts will not be received.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

The Company paid or accrued non-executive directors fees of $219,750 during the period ended September 30, 2009 (2008 - $134,000).

The Company is party to a Field Services Agreement, whereby it has contracted exploration services in Mexico with MINERA CASCABEL S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“Imdex”).  As of January 2006, these companies have a common director with the Company.  During the period ended September 30, 2009, the Company accrued or paid Cascabel and Imdex consulting, administration and travel fees totaling $227,677 (2008 - $118,186) and exploration costs totaling $2,428,063 (2008 - $1,804,955) under the Field Services Agreement.  In addition to travel and administration costs these amounts include the reimbursement of underlying costs including expenses for consultants, geologists, geophysics and field supplies and services.

During the year ended December 31, 2003, the Company entered into an office services agreement with Platinum Group Metals Ltd., a company with two common directors and one common officer. During the period ended September 30, 2009, the Company accrued or paid Platinum Group Metals Ltd. $102,014 under the office service agreement (2008 - $101,701). The Company has notified Platinum Group that this agreement will be terminated with effect at December 31, 2009.

During the year ended December 31, 2007, the Company entered into a new two year office lease agreement with Anthem Works Ltd. (“Anthem”), a company with a common director.  During the period ended September 30, 2009, the Company accrued or paid Anthem $65,426 under the office lease agreement (2008 - $61,917). The Company has provided notice to Anthem Works Ltd. that this lease will not be continued or renewed.

These transactions were incurred in the normal course of business and are measured at the exchange amount which was the consideration established and agreed to by the noted parties.

14/16

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the period ended September 30, 2009

CRITICAL ACCOUNTING ESTIMATES

The Company’s critical accounting policies are set out in the Annual Management Discussion and Analysis for the year ended December 31, 2008.

CHANGES IN ACCOUNTING POLICIES

The Company’s changes in accounting policies are set out in Note 2 of the unaudited Consolidated Interim Financial Statements for the quarter ended September 30, 2009.

CONVERGENCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the conversion to IFRS will be applicable to the Company no later than the quarter ended November 30, 2011, with restatement of comparative information presented. The conversion to IFRS will impact the Company’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as foreign currency activities, certain contractual arrangements, capital requirements and compensation arrangements.

The Company is currently evaluating the future impact of IFRS on its financial statements and is in the process of preparing an IFRS transition plan.  Based on the work performed to date, management has identified several potential impacts to the Company’s financial statements as a result of adopting IFRS, with the major differences being:

i. The overall presentation of the financial statements will change significantly, as the Company complies with increased disclosure requirements under IFRS and differing presentations of the balance sheet and statements of income and cash flows; and

ii. Currently, IFRS rules surrounding mineral property costs and exploration costs are undergoing changes by the standard setters, and the results of changes to IFRS 6 “Resource Properties” could have a significant impact to the Company on transition.

Management is also in the process of assessing the impact of IFRS adoption on the Company’s internal controls over financial reporting, disclosure controls and procedures, information technology and data systems, financial reporting expertise and other business activities such as foreign currency transactions.  Management is currently focusing its efforts on the higher impact areas and has participated in ongoing training sessions provided by external advisors. Currently, there are no matters that would be influenced by GAAP measures, such as debt covenants, capital requirements and compensation arrangements that would be impacted by the transition to IFRS.

Management will continue to invest in training and additional resources to ensure a timely conversion.

DISCLOSURE CONTROLS AND PROCEDURES

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to Multilateral Instrument 52-109 is recorded, processed, summarized and reported in the manner specified by the relevant securities laws applicable to the Company.  The consolidated Company operates in both Canada and Mexico and work is ongoing to improve and modernize these controls and to ensure that they remain consistently applied in both jurisdictions.  The Chief Executive Officer and the Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s disclosure control procedures as of December 31, 2007 and December 31, 2008 and quarterly during 2008 through inquiry, review, and testing, as well as by drawing upon their own relevant experience.  The Company retained an independent third party specialist in 2008 to assist in the assessment of its disclosure control procedures.

15/16

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the period ended September 30, 2009

The Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure control procedures are effective.

The Company also maintains a system of internal controls over financial reporting, as defined by Multilateral Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings in order to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable and in accordance with Canadian GAAP.  The Company retained an independent third party specialist in 2006, 2007 and 2008 to assist in the assessment of its internal control procedures.  The Board of Directors approves the financial statements and ensures that management discharges its financial responsibilities. The Board’s review is accomplished principally through the audit committee, which is composed of independent non-executive directors. The audit committee meets periodically with management and auditors to review financial reporting and control matters. The Board of Directors has also appointed a compensation committee composed of non-executive directors whose recommendations are followed with regard to executive compensation. From time to time the board may also form special sub-committees, which must investigate and report to the Board on specific topics.

The Chief Executive Officer and Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s normal control over financial reporting as of September 30, 2009 and have concluded that the Company’s internal control over financial reporting is effective.  There have been no changes in internal control over financial reporting during the period ended September 30, 2009 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Subsequent Information

There have been no material subsequent events to report herein.  There are subsequent events reported elsewhere within this document.

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